Cresco Labs	Exhibit 99.7

Cresco Labs Delivers Q4 2025 Revenue of $162 Million and Sequential Margin Improvement
CHICAGO – March 5, 2026 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the fourth quarter ended and year ended December 31, 2025. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Fiscal Year 2025 Highlights
•Revenue of $656 million. Operating cash flow of $73 million and Free Cash Flow1 of $38 million.
•Gross profit of $325 million. Adjusted gross profit1 of $329 million; and an Adjusted gross margin1 of 50.2%.
•SG&A of $218 million. Reduced Adjusted SG&A1 by 5.7% year-over-year to $200 million, or 30.4%.
•Net loss of $140 million, which includes one-time, non-cash charges of $105 million related to the Company’s impairment of intangibles and goodwill associated with the write-down of the New York reporting unit and fair value adjustments to the California reporting unit related to the sale of Sonoma’s Finest.
•Adjusted EBITDA1 of $157 million and Adjusted EBITDA margin1 of 24.0%.
•Retained the No. 1 share position in multiple billion dollar markets for the full year.2
Fourth Quarter 2025 Highlights
•Fourth quarter revenue of $162 million. Fourth quarter operating cash flow of $27 million.
•Gross profit of $83 million. Adjusted gross profit1 of $84 million; and an Adjusted gross margin1 of 52.2%.
•SG&A of $57 million or 35.3% of revenue.
•Net loss of $89 million, which includes one-time, non-cash charges of $93 million related to the write-down of the New York reporting unit.
•Fourth quarter Adjusted EBITDA1 of $40 million and Adjusted EBITDA margin1 of 25.0%.
•Retained the No. 1 share position in multiple billion dollar markets.2
Management Commentary
“In Q4, we strengthened our financial foundation while expanding margins and generating meaningful cashflow. We delivered $162 million in revenue, $40 million in Adjusted EBITDA, and $27 million in operating cashflow, with sequential improvement across multiple profitability metrics. Our focused strategy continues to enhance our competitive position.”

“The cannabis industry is consolidating in real time, and Cresco Labs is operating from a position of strength – we continue to show that we win where we operate. We are intentionally building a productive cash-generating platform, balancing organic expansion with selective, accretive acquisitions while maintaining a strong balance sheet. With leading brand share, differentiated retail execution, and embedded operating leverage, Cresco Labs is positioned to capitalize on industry consolidation and federal reform to create long-term value for shareholders.”

1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to Hoodie Analytics.

Cresco Labs

Balance Sheet, Liquidity, and Other Financial Information
•As of December 31, 2025, current assets were $259 million, including cash, cash equivalents, and restricted cash of $91 million. An additional $3 million of restricted cash was classified as a non-current asset. The Company had senior secured term loan debt, net of discount and issuance costs, of $311 million and a mortgage loan, net of discount and issuance costs, of $19 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 491,585,556 as of December 31, 2025.
Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Thursday, March 5, 2026, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-646-844-6383 (US Local), and providing access code 152399. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
Consolidated Financial Statements
The financial information reported in this press release contains certain preliminary financial results for the three months and year ended December 31, 2025. These financial statements have been prepared in accordance with U.S. GAAP. These preliminary results for the three months and year ended December 31, 2025, are provided prior to completion of all internal reviews and external audit procedures and are therefore subject to adjustment until the filing of the Company's audited consolidated financial statements, which the Company expects to file on SEDAR+ and EDGAR on or about March 5, 2026. The audit of the consolidated financial statements for the year ended December 31, 2025, is currently in process. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2025, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-

Cresco Labs

GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or

Cresco Labs

‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2025, expected to be filed on or about March 5, 2026, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Consolidated Statements of Operations
For the Three Months Ended December 31, 2025, September 30, 2025, and December 31, 2024
and Years Ended December 31, 2025 and December 31, 2024

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)	(unaudited)
Revenues, net	$161,553	$164,913	$175,909	$655,847	$724,343
Cost of goods sold	78,232	85,553	91,883	331,279	359,889
Gross profit	83,321	79,360	84,026	324,568	364,454
Gross profit %	51.6%	48.1%	47.8%	49.5%	50.3%
Operating expenses:
Selling, general, and administrative	57,014	51,640	56,030	217,863	221,269
Share-based compensation	3,415	1,891	3,133	9,413	11,803
Depreciation and amortization	4,966	5,636	5,457	20,178	21,770
Impairment loss	93,471	2,365	—	105,101	2,320
Total operating expenses	158,866	61,532	64,620	352,555	257,162
Income from operations	(75,545)	17,828	19,406	(27,987)	107,292

Other (expense) income, net:
Interest expense, net[2]	(14,264)	(14,140)	(13,195)	(56,280)	(54,601)
Other income (expense) , net[2]	2,664	(13,789)	(3,156)	(11,155)	(63,307)
Total other expense, net	(11,600)	(27,929)	(16,351)	(67,435)	(117,908)
(Loss) Income before income taxes	(87,145)	(10,101)	3,055	(95,422)	(10,616)
Income tax expense	(1,804)	(11,867)	(2,616)	(44,622)	(49,873)
Net (loss) income[1]	$(88,949)	$(21,968)	$439	$(140,044)	$(60,489)
[1] Net (loss) income includes amounts attributable to non-controlling interests. [2] Certain immaterial prior period amounts were reclassified to conform to the current presentation.

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended December 31, 2025, September 30, 2025, and December 31, 2024
and Years Ended December 31, 2025 and December 31, 2024

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenues, net	$161,553	$164,913	$175,909	$655,847	$724,343
Cost of goods sold[1]	78,232	85,553	91,883	331,279	359,889
Gross profit	$83,321	$79,360	$84,026	$324,568	$364,454
Fair value mark-up for acquired inventory	28	—	—	28	123
Cost of goods sold adjustments for acquisition and other non-core costs	1,049	1,110	3,121	4,795	9,447
Adjusted gross profit (Non-GAAP)	$84,398	$80,470	$87,147	$329,391	$374,024
Adjusted gross profit % (Non-GAAP)	52.2%	48.8%	49.5%	50.2%	51.6%
[1] Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of December 31, 2025 and December 31, 2024

($ in thousands)	December 31, 2025	December 31, 2024
Cash, cash equivalents, and restricted cash (current)	$91,086	$141,003
Other current assets	168,187	153,254
Property and equipment, net	327,192	344,846
Intangible assets, net	275,342	293,994
Goodwill	208,173	283,484
Other non-current assets	127,320	138,774
Total assets	$1,197,300	$1,355,355

Total current liabilities	$100,180	$94,338
Total non-current liabilities	844,618	872,841
Total shareholders’ equity	252,502	388,176
Total liabilities and shareholders’ equity	$1,197,300	$1,355,355

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended December 31, 2025, September 30, 2025, and December 31, 2024
and Years Ended December 31, 2025 and December 31, 2024

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Selling, general, and administrative	$57,014	$51,640	$56,030	$217,863	$221,269
Adjustments for acquisition and other non-core costs	7,702	3,920	2,299	18,327	9,656
Adjusted SG&A (Non-GAAP)	$49,312	$47,720	$53,731	$199,536	$211,613
Adjusted SG&A % (Non-GAAP)	30.5%	28.9%	30.5%	30.4%	29.2%

Cresco Labs Inc.
Unaudited Reconciliation of Net Loss to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended December 31, 2025, September 30, 2025, and December 31, 2024
and Years Ended December 31, 2025 and December 31, 2024

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net (loss) income[1]	$(88,949)	$(21,968)	$439	$(140,044)	$(60,489)
Depreciation and amortization	10,758	12,858	13,904	48,712	59,096
Interest expense, net[2]	14,264	14,140	13,195	56,280	54,601
Income tax expense	1,804	11,867	2,616	44,622	49,873
EBITDA (Non-GAAP)	$(62,123)	$16,897	$30,154	$9,570	$103,081

Other (expense) income, net[2]	(2,664)	13,789	3,156	11,155	63,307
Fair value mark-up for acquired inventory	28	—	—	28	123
Adjustments for acquisition and other non-core costs	8,071	4,443	4,493	20,263	16,851
Impairment loss	93,471	2,365	—	105,101	2,320
Share-based compensation	3,652	2,311	3,705	11,232	14,164
Adjusted EBITDA (Non-GAAP)	$40,435	$39,805	$41,508	$157,349	$199,846
Adjusted EBITDA % (Non-GAAP)	25.0%	24.1%	23.6%	24.0%	27.6%
[1] Net (loss) income includes amounts attributable to non-controlling interests. [2] Certain immaterial prior period amounts were reclassified to conform to the current presentation.

Cresco Labs

Cresco Labs Inc.
Summarized Consolidated Statements of Cash Flows
For the Three Months Ended December 31, 2025, September 30, 2025, and December 31, 2024
and Years Ended December 31, 2025 and December 31, 2024

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	$27,432	$6,164	$29,486	$72,890	$132,480
Net cash used in investing activities	(13,242)	(6,124)	(3,013)	(40,704)	(25,229)
Net cash used in financing activities	(1,793)	(71,096)	(42,034)	(82,088)	(71,478)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(17)	—	9	(17)	(39)
Net increase (decrease) in cash and cash equivalents	$12,380	$(71,056)	$(15,552)	$(49,919)	$35,734
Cash and cash equivalents and restricted cash, beginning of period	81,956	153,012	159,806	144,254	108,520
Cash and cash equivalents and restricted cash, end of period	$94,336	$81,956	$144,254	$94,335	$144,254

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended December 31, 2025, September 30, 2025, and December 31, 2024
and Years Ended December 31, 2025 and December 31, 2024

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net cash provided by operating activities	$27,432	$6,164	$29,486	$72,890	$132,480
Purchases of property and equipment	(9,016)	(7,180)	(3,204)	(35,138)	(19,492)
Proceeds from tenant improvement allowances	—	—	439	501	1,055
Free Cash Flow (Non-GAAP)	$18,416	$(1,016)	$26,721	$38,253	$114,043

Cresco Labs

Contacts
Media
Press@crescolabs.com
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com